January 31, 2007

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

C.C.

Ms. Donna Di Silvio

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re: Benetton Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 27, 2006

Form 6-K filed October 10, 2006

File No. 001-10230

Dear Mr. Moran:

This letter sets forth the responses to the comments contained in your letter dated December 22, 2006 relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F") of Benetton Group S.p.A. ("Benetton" or the "Company"; together with its subsidiaries, the "Group") and to Benetton's Form 6-K filed on October 10, 2006. To facilitate your review, we have set forth herein each comment from the comment letter, followed directly by the Company's response.

Form 6-K filed October 10, 2006

General

1. We note that your 6-K filed on October 10, 2006, states that your subsidiary Bencom S.r.l. opened a branch in Iran with a view to developing trade there. We also note that on your website you list store locations in Cuba, Iran and Syria. In light of the fact that Cuba, Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, licensees or other direct or indirect arrangements.

We note the Staff's comment and Benetton advises the Staff that, for several years up to and including 2006, it has realized sales and/or royalties in Cuba, Syria and Iran, most recently through its commercial subsidiary Bencom S.r.l.

The position of Benetton in these countries is the following:

- CUBA. There are 4 stores (3 in Havana and 1 in Varadero) selling products bearing Benetton's trademarks. All of them are wholly owned by a Benetton customer, Italsav S.r.l., which has its legal seat in L'Aquila, Italy. Benetton does not sell and has never sold its products directly in Cuba at retail level and only sells products to the customer; therefore the Company is not involved directly in managing business/commercial activities in the territory of Cuba. Benetton does not believe Italsav S.r.l. is an entity controlled by the government of Cuba. Benetton does not currently intend to expand its activities in Cuba.

- SYRIA. There are 11 stores (6 in Damascus, 2 in Aleppo, 1 in each of Homs, Latakia and Tartus) selling products bearing Benetton's trademarks. All of them are wholly owned by Benetton's customers, who are affiliates of Samha & Obeid Mutual Joint Co. Benetton does not sell and has never sold its products directly in Syria at retail level; therefore the Company is not involved directly in managing business/commercial activities in the territory of Syria. Benetton has commercial relationships in Syria only with Samha & Obeid Mutual Joint Co., which has its legal seat in Damascus, and its affiliates. For many years Benetton, most recently through its subsidiary Bencom S.r.l., has had a license agreement with Samha & Obeid Mutual Joint Co. Under this agreement the licensee has the non-exclusive, non-transferable, non-assignable right to manufacture (and to permit manufacture by agreed sub-contractors), market, distribute and sell in the licensed territories (Syria, Jordan and recently in Egypt) products bearing specific Benetton trademarks. Linked to this agreement, Benetton realized sales to the licensee of semi manufactured samples and raw material that are requested by the licensee to manufacture products primarily intended for sale in the licensed territories. The current term of Benetton's agreement with the licensee will expire on July 31, 2009. Benetton does not believe that Samha & Obeid Mutual Joint Co. is an entity controlled by the government of Syria. Benetton does not currently intend to expand its activities in Syria.

- IRAN. There are 5 stores (4 in Tehran and 1 in Mashad) selling products bearing Benetton's trademarks. All of them are wholly owned by Benetton's customers. Benetton does not sell and has never sold its products directly in Iran at retail level and only sells products to the owners of the 5 stores, Mr. Farid Novruzi, Mr. Malid Gharaie and Nasim Mehrara Co.; therefore the Company is not involved directly in managing business/commercial activities in the territory of Iran. In 2005 Benetton opened a Branch Office in Iran, through its subsidiary Bencom S.r.l., to represent officially the Company and all the Company's products in Iran, to provide technical and management support and after-sales services to Iranian customers and to conduct a search in the Iranian market for import and export and investment possibilities in weaving and clothing industries and products. The Branch Office has never entered into any commercial transactions and/or income generating activities; all operating costs and expenses of the Branch Office have been borne and paid by the Company. In March 2006 Benetton incorporated a new company in Kish Island, Benetton International Kish Co., wholly-owned through Benetton's Luxembourg subsidiary Benetton International SA. The function of this company is to execute a real estate investment. In 2006, through Benetton International Kish Co., the Company started negotiation for the purchase of a building in Tehran to be owned in partnership with a local partner, Mr. Gholumali Lak Kosshravi. This transaction will require a total investment from the Company of about USD 25,000,000. The building is located in an important strategic commercial area in Tehran and part of it will be used as a store for selling products bearing the Benetton trademark. The store will be managed by Benetton's local partner. Benetton International Kish and the local partner intend to incorporate a new company to manage the investment. Benetton does not believe any of its customers or its local partner named above are entities controlled by the government of Iran.

No other transactions have been carried out in Cuba, Syria and Iran.

2. Discuss the materiality to you of any contacts with Cuba, Iran and Syria, individually and in the aggregate, and advise us of your view as to whether those contacts, if any, constitute a material investment risk for your security holders. In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Please also address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contracts with a Cuba, Iran and Syria.

We note the Staff's comment and Benetton advises the Staff as follows:

- CUBA: the total net revenues generated from sales to the only customer, Italsav S.r.l., amounted to less than USD 80,000 in 2005 and less than 220,000 in 2004. For 2005 the amount represents less than 0.004% of total net revenues of the Company.

- SYRIA: the total net revenues generated from sales to Samha & Obeid Mutual Joint Co and its affiliates amounted about USD 2,000,000 both in 2005 and 2004. This amount represents, for 2005, less than 0.09% of total net revenues of the Company. The sales for 2006 are expected to increase to approximately USD 4,500,000 (with the same customers).

- IRAN: the total net revenues generated from sales amount to less than USD 500,000 in 2005 and about USD 730,000 in 2004. This amount represents, for 2005, less than 0.02% of total net revenues of the Company. The revenues have been realized dealing with three customers, Mr. Farid Novruzi, Mr. Majid Gharaie and Nasim Mehrara Co. The sales for 2006 are expected to increase up to USD 1,000,000, dealing with a few more customers.

The revenues and the percentages on the total net consolidated revenues for the above mentioned countries (in USD converted at the noon buying rate of the relevant year end) are:

Countries	2004		2005		2006

IRAN	728,274	0.03%	462,592	0.02%	986,594	0.04%

SYRIA	2,115,360	0.09%	1,934,474	0.09%	4,428,928	0.18%

CUBA	217,859	0.009%	76,452	0.004%	114,811	0.005%

Total	3,061,493	0.13%	2,473,518	0.11%	5,530,333	0.22%

As described under comment 1 above, the Company is also in negotiations to purchase a building in Tehran for a total investment of about USD 25,000,000. The Company further advises that it believes that its dealings with the above-mentioned customers and licensees in Cuba, Syria and Iran, both individually and in the aggregate, are not qualitatively or quantitatively material and are likely to be viewed in the same way by investors.

The Company is not aware that any investor in the securities of Benetton has ever made any inquiry regarding activities carried on in Cuba, Syria or Iran. In light of the small amount of revenues and the relevant investments, compared to Benetton's consolidated revenues and assets, and the fact that the Company has no involvement in the management of the stores (which are owned and managed by Benetton's customers), and the absence of any investor queries to date, the Company believes that investors are not likely to view the specific details of the Company's activities in these countries as important in making an investment decision regarding the Company's securities.

Form 20-F for the fiscal year ended December 31, 2005

Item 5: Operating and Financial Review and Prospects

    Operating results

Consolidated Statement of Income

3. Please revise your discussion of the company's results of operations to discuss the changes in the financial statement line items corresponding to the audited financial statements you have provided. We note the audited financial statements have been prepared using the nature of expense method presumably because it provides the most relevant and reliable presentation. If you want to provide a discussion based on financial statements prepared by function of expenses as reconciled in Note 27, the discussion should be a supplement to and not in lieu of the discussion required on the primary financial statements presented in the document. Please refer to the Instructions to Item 5 of Form 20-F.

We note the Staff's comment and Benetton advises the Staff that it will prepare its financial statements to be included in the 2006 Form 20-F using the function of expenses method. Benetton will discuss the result of its operations for the three years based on those primary financial statements. The interim financial report as of September 30, 2006 and the Form 6-K filed on November 22, 2006 were already prepared using the function of expenses.

4. We note your presentation of non-recurring expenses (income) after ordinary operating results and before operating profit. Please tell us what consideration you gave to IAS 1 BC 14-18 including, but not limited to, the requirement that no items are to be presented as arising from outside the entity's ordinary activities.

Also, in this regard, we note the reconciliation you refer to in Note 27 of the audited financial statements does not reflect the line item non-recurring expenses (income). Please advise or revise.

We note the Staff's comment and Benetton advises the Staff that the non-recurring items were included only in the Directors' report of the IFRS Annual Report in order to evaluate the performance of the Group's core business and to aid financial analysts in using models to analyze the Group's results.

Management has identified the non-recurring income and expenses which they consider to be one-off in nature in order to facilitate understanding of the factors which affected operating performance.

Management's approach was based mainly on paragraph 15 (c) IAS 1, which states that a fair presentation also requires an entity to provide additional disclosures when compliance with specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on financial position and financial performance.

In accordance with this requirement, management has defined an internal procedure for the purposes of identifying such non-recurring events or conditions.

Please also note that, following Communication no. 6064293 of July 28, 2006 by CONSOB (the Italian Stock Exchange Commission), the Group, as an Italian-listed company, must disclose in the 2006 financial statements and the notes thereto the impact of non-recurring events or operations on the Group's balance sheet, income statement and financial position.

We additionally advise the Staff that in future filings Benetton will avoid inserting sub-totals as "ordinary operating results" in the consolidated income statement.

5. Please explain to us the change in the write-downs of doubtful accounts and provisions for risks which are significantly less in 2005 as compared to 2004 and expand your disclosure accordingly in future filings.

We note the Staff's comment and Benetton advises the Staff that write-downs of doubtful accounts and provisions for risks, as described at page 23 of the Form 20-F, have returned to a normal level after two years of heavy provisions in 2003 and 2004 as detailed below (in millions of Euro):

	Year 2003	Year 2004	Year 2005
Write-downs of doubtful accounts	48	39	17
Provision for legal and tax risks	4	3	4
Agents leaving indemnities	5	2	4
	__	__	__
Total write-downs and provisions	57	45	25

Regarding write-downs of doubtful accounts, the analysis of credit risk in the apparel segment in 2003 and 2004 resulted in sizeable provisions to cover a limited number of potentially doubtful balances relating to certain specific customers. Higher sales by our customers combined with Benetton's recent efforts to improve the status of its network by conceding higher margins to the network itself (as described in paragraph 2 of Item 5 A. Operating results - Management's 2005 overview - comments on revenues and gross operating income), have resulted in a considerable improvement in the quality of credit. This is reflected in the need for fewer write-downs in 2005.

Benetton also confirms that it will disclose in future filings any material change relating to write-downs of doubtful accounts and provisions for risks.

Financial Statements

Consolidated Statement of Income

6. Please tell us what consideration you gave to paragraph 82(b) of IAS 1. In this regard, we note you have presented net financial expenses and exchange differences on the face of your income statement rather than a gross amount of finance cost.

We note the Staff's comment and Benetton's opinion is that the comment of the Staff is intended to refer to paragraph 81(b) of IAS 1 which indicates that "As a minimum, the face of the income statement shall include line items that present the following amounts for the period ... (b) finance costs..."

Benetton has presented on the face of its income statement "Net financial expenses and exchange differences" rather than gross finance costs. Benetton's approach is based on its net financial indebtedness and the effective view of the "finance costs" indicated by IAS 1 81(b) is represented by the total net impact on the income statement of its financial position.

Net exchange differences are grouped with net financial expenses as they do not represent a material amount.

Benetton advises the Staff that for the years ended December 31, 2004 and 2005, a detailed breakdown of financial income and expenses can be found in Note 17 of the Financial Statement and starting from 2006 the income statement will include a separate line for gross amount of finance cost.

Note 4. Accounting standards and policies

Application of IFRS

7. You disclose that your financial statements have been prepared in accordance with IFRS as adopted by the European Union. Release No. 33-8567 "First-Time Application of International Reporting Standards" permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. Please tell us and include in your disclosure an explicit and unreserved statement of your compliance with IFRS as published by the IASB. Explain why your current disclosure qualifies you for this accommodation. See also General Instruction G of Form 20-F.

We note the Staff's comment and Benetton advises the Staff that Note 29 states that "the Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (IFRS). In all material respects, this is also in accordance with full IFRS as published by IASB". Accordingly, application of full IFRS as published by the IASB would result in no changes in Benetton's financial statements.

For these reasons, we consider that Benetton's 2005 financial statements complied with IFRS as published by the IASB and that they were eligible for the accommodation permitted by Release No. 33-8567.

Note 5. Valuation criteria

Revenues

8. Please tell us your accounting policies for sales returns and include disclosure of your policies in future filings along with your allowance for sales returns in Schedule II.

We note the Staff's comment and Benetton advises the Staff that the risk of unsold merchandise rests entirely with the sales network. It is Benetton's policy to accept returns from the sales network only for defective goods and in certain other very specific cases (for example for late deliveries). At the end of each accounting period a provision is made in order to adjust the revenues for the future returns. The amounts are determined on historical trends. As of December 2005 and 2004 the provision was about Euro 3 million. Benetton advises the Staff that it will include the disclosure in future filings.

Property, plant and equipment

9. Please advise or expand your disclosure in future filings to provide your policies for borrowing costs including the amount capitalized during the period and the rate used to determine the amount of any borrowing costs capitalized. See IAS 23, paragraph 29.

We note the Staff's comment and Benetton advises the Staff that borrowing costs are recognized as an expense in the period in which they are incurred regardless of how the borrowings are applied. Benetton additionally advises the Staff that both historical cost and the related interest, eligible for the capitalization, are not material. Benetton also confirms that it will disclose policies for borrowing costs in future filings.

Impairment losses for non-financial assets

10. Please expand your disclosure in future filings to clarify whether or not your business segments and cash-generating units are the same. Reference is made to IAS 36. Please show us what your disclosure will look like revised.

We note the Staff's comment and Benetton advises the Staff that the disclosure related to impairment losses for non-financial assets in future filings will be as follows:

Impairment losses for non-financial assets. The Group's activities have been divided into three segments that provide the basis for effective decision-making, and supply representative, accurate and relevant information about the Group's performance. The three business segments are as follows:

- Apparel;

- Textile; and

- Other and unallocated.

In each segment the Group has identified specific assets and groups of assets (defined as Cash-Generating Units, for example: stores operated directly and by third parties in which there is a Benetton assets, and textile segment factories) to be submitted to impairment testing as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French stores) fair value is used, while value in use is adopted for most of the other assets.

The carrying amounts of the Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external indicators indicating that the asset or group of assets CGU may be impaired.

In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, in any case, whenever there are indicators of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with its recoverable value, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

Benetton advises the Staff that it will include the above disclosure in future filings.

Note 27. Supplementary information

Retirement benefit obligations

11. Please revise in future filings to provide all of the applicable disclosures required by IAS 19, paragraph 120A including but not limited to, for example fair value of plan assets, unrecognized past service costs and whether or not plan assets are pledged as security.

We note the Staff's comment and Benetton advises the Staff that retirement benefit obligations include provisions for defined benefits of the Group's employees, mainly comprising termination indemnities of Italian companies known as "Trattamento di Fine Rapporto" or "TFR". TFR is defined by the Italian Civil Code and is a kind of deferred employee remuneration; it is payable in a lump sum at the termination of employment. According to IFRS the amount shown in the financial statements represents the present value of the retirement benefit determined with actuarial methods and assumptions as stated in the financial statement disclosures. No plan assets are linked to these obligations.

Based on these considerations the information required by paragraph 120A is not applicable.

Benetton advises the Staff that it will expand the disclosure accordingly in future filings.

Impairment test procedure

12. Please describe to us the events and circumstances that led to the recognition of the commercial assets impairment charges as required by IAS 36, paragraph 130 and expand your disclosure accordingly in future filings.

We note the Staff's comment and advise the Staff that the commercial assets (lease rights, leasehold improvements, fittings and furniture, "fonds de commerce") refer to stores, that are either directly operated or operated by third parties. Each individual store is considered as a Cash Generating Unit, and the present value of net cash flows generated by that CGU is calculated (the so called "value in use"). When the "value in use" is lower than the book value of the CGU, the related fixed assets are impaired. The only exception to this methodology is represented by French "fonds de commerce", whose evaluation is on the "fair market value" basis.

In 2005, the commercial assets of some stores have been impaired due to the reduction of the present and projected cash flows of the stores themselves. This reduction is linked to a decrease of the present and projected sales of these stores.

We also advise that some "fonds de commerce" (i.e. lease rights related to French stores) have been impaired on the basis of an external appraisal.

Generally speaking, the impairments of commercial assets were due to the unexpected under-performance or closing of some stores, mainly located in France, Japan, U.S.A. and Italy.

The total impairment of commercial assets in 2005 was Euro 30.4 million:

- Euro 9.3 million due to "fonds de commerce" and

- Euro 21.1 million euro due to other commercial assets.

Benetton advises the Staff that this disclosure will be expanded accordingly in future filings.

Operating lease contracts

13. Please provide all of the disclosures required by IAS 17, paragraph 35, as applicable, including, but not limited to, a description of your significant leasing arrangements.

We note the Staff's comment and Benetton advises the Staff that in response to this comment the disclosures should be as follows:

Benetton's subsidiaries lease retail stores in various countries, generally under long-term contracts in accordance with local laws and practices. Earlier termination is usually permitted only for breach of contract. Sometimes applicable laws allow the lessee to terminate the lease earlier upon specific circumstances. Rents are fixed and sometimes escalation clauses are added or an additional rent is due contingent upon the achievement of established volumes of sales revenues.

Total rental expenses and total rental income were Euro 91,527 thousand and Euro 35,410 thousand for 2005 respectively. Rental income includes sub-leasing income in the amount of Euro 26,242 thousand.

As of the balance sheet date, the amount of rental costs committed by the Group for lease contracts which cannot be terminated is as follows:
(thousands of euro)	12.31.2005
Less than one year	95,288
From 1 to 5 years	316,087
Beyond 5 years	283,309
Total	694,684

As of the balance sheet date, the amount of rental income payable to the Group for lease contracts which cannot be terminated is as follows:
(thousands of euro)	12.31.2005
Less than one year	39,081
From 1 to 5 years	82,118
Beyond 5 years	29,299
Total	150,498

Total future rental income of Euro 150,498 thousand for 2005 includes future sub-leasing income in the amount of Euro 112,134 thousand.

Benetton advises the Staff that it will expand the disclosure accordingly in future filings.

Note 29. Summary of significant differences between IFRS and U.S. GAAP

14. We note you have provided an audited reconciliation from IFRS as adopted by the European Union to U.S. GAAP and that IFRS as adopted by the EU is in all material respects in accordance with full IFRS as published by the IASB. Please provide disclosure of any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB. If your application of full IFRS as published by the IASB would result in no changes to your financial statements, please revise your disclosures in future filings to state this fact.

We note the Staff's comment and Benetton confirms to the Staff that as already indicated above in the response to comment 7, in all material respects, the application by the Group of IFRS as adopted by the European Union is also in accordance with full IFRS as published by the IASB. Accordingly, application of full IFRS as published by the IASB would result in no changes in Benetton's financial statements. Benetton also confirms that that it will include the relevant disclosure in future filings.

Note 30. Other additional information

15. We note your 33.3% interest in Consorzio Generazione Forme - Co.Ge.F. and 25% interest in Real Estate Russia Z.A.O. are carried at cost. Please tell us what consideration you gave to the equity method of accounting under IFRS and U.S. GAAP.

We note the Staff's comment and Benetton advises the Staff that as stated in the Group Accounting Standards and policies, "Investments in subsidiaries that are not consolidated on a line-by-line basis because they are not yet operative or are in liquidation as at the balance sheet date, and investments in associates are valued at cost and adjusted for any impairment losses.

The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation methods. Investments of less than 20% in other companies are carried at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

All financial assets are recorded as at the date the contract is entered into, i.e. the date on which the Group undertakes to buy or sell the asset. Financial assets are derecognized from the balance sheet when the contractual rights to the cash flows from the financial asset expire and the Group has transferred all the risks and rewards related to the financial assets".

Based on this consideration, the equity method of accounting was not used on December 31, 2005 either for IFRS or for U.S. GAAP.

Real Estate Russia Z.A.O. was not recorded under the equity method on December 31, 2005 as the 25% interest was the first step in the acquisition of a newly inoperative incorporated company and the relevant cost recognized was Euro 73.

Co.Ge.F. is a company incorporated in 1995 with the specific business purpose of carrying out research into new production methods with a view to developing highly innovative technology with the aid of government grants. The company's operations will terminate upon receipt of the last installment of such grants, after which it will be wound up. This is a immaterial company which at December 31, 2005 had Euro 15 thousand in shareholders' equity and was reported in the consolidated financial statements at a cost of Euro 5 thousand. Considering the percentage of ownership, the cost represents the equity value at the reference date.

With reference to the above mentioned statements, the Company expressly acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact Massimo Branda (head of Administration, Tax and Corporate Affairs of Benetton Group S.p.A.) at +39.0422.519380 or Katherine Ashton at Debevoise & Plimpton, our U.S. securities counsel, at +44.2077869040 or kashton@debevoise.com. Please also note that, as disclosed in Benetton's Form 6-K filed on November 22, 2006, Mr. Silvano Cassano has left Benetton and correspondence may be addressed to the undersigned in the future.

Yours sincerely,

/s/ Massimo Branda

Head of Administration, Tax

and Corporate Affairs of Benetton Group S.p.A.